UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For July 25, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
A. On July 17, 2008, Seanergy Maritime Corp. (the “Company”) issued a press release announcing that certain of its affiliates had purchased shares of the Company’s Common Stock increasing their beneficial ownership.
B. On July 25, 2008 the Master Agreement dated May 20, 2008 pursuant to which Seanergy Maritime Holdings Corp. (formerly known as “Seanergy Merger Corp.”), the wholly owned subsidiary of the Company, has agreed to acquire six dry bulk vessels from affiliates of the Restis family (including a newly built vessel and a vessel under construction) (“Acquisition”) was amended to clarify certain items related to the Acquisition, provide for an August 14, 2008 meeting date, attach addendums to the related Memorandum of Understandings, and make other conforming changes (“Master Agreement Amendment”).
C. On July 25, 2008, the Voting Agreement previously entered by and among certain of the shareholders of the Company was amended to conform with the changes reflected in the Master Agreement Amendment.
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Press release dated July 25, 2008

99.2	Amendment to Master Agreement dated July 25, 2008

99.3	Amendment to Voting Agreement dated July 25, 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.
By:	/s/ Dale Ploughman
Name: Dale Ploughman
Title: Chief Executive Officer

Dated: July 28, 2008

EXHIBIT INDEX

Exhibit
No.	Exhibit

99.1	Press release dated July 25, 2008

99.2	Amendment to Master Agreement dated July 25, 2008

99.3	Amendment to Voting Agreement dated July 25, 2008

4